

HERITAGE
COMMERCE CORP

March 2, 2010

Member FDIC
Equal Housing Lender

Forward Looking Statement Disclaimer

Forward-looking statements are based on management's knowledge and belief as of today and include information concerning the Company's possible or assumed future financial condition, and its results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. A number of factors, some of which are beyond the Company's ability to control or predict, could cause future results to differ materially from those contemplated by such forward-looking statements. The forward-looking statements could be affected by many factors, including but not limited to: (1) our ability to attract new deposits and loans; (2) local, regional, and national economic conditions and events and the impact they may have on us and our customers; (3) risks associated with concentrations in real estate related loans; (4) increasing levels of classified assets, including nonperforming assets, which could adversely affect our earnings and liquidity; (5) market interest rate volatility; (6) stability of funding sources and continued availability of borrowings; (7) changes in legal or regulatory requirements or the results of regulatory examinations that could restrict growth and constrain our activities, including the terms of our written agreement with the Board of Governors of the Federal Reserve System and California Department of Financial Institutions (8) changes in accounting standards and interpretations; (9) significant decline in the market value of the Company that could result in an impairment of goodwill; (10) our ability to raise capital or incur debt on reasonable terms; (11) regulatory limits on the Heritage Bank of Commerce's ability to pay dividends to the Company; (12) effectiveness of the Emergency Economic Stabilization Act of 2008, the American Recovery and Reinvestment Act of 2009 and other legislative and regulatory efforts to help stabilize the U.S. financial markets; (13) future legislative or administrative changes to the U.S. Treasury Capital Purchase Program enacted under the Emergency Economic Stabilization Act of 2008; (14) the impact of the Emergency Economic Stabilization Act of 2008 and the American Recovery and Reinvestment Act of 2009 and related rules and regulations on our business operations and competitiveness, including the impact of executive compensation restrictions, which may affect our ability to retain and recruit executives in competition with other firms who do not operate under those restrictions; and (15) our success in managing the risks involved in the foregoing items. For a discussion of factors that could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

HERITAGE COMMERCE CORP

Heritage Profile

- **Heritage Bank of Commerce was founded in 1994 as a community business bank headquartered in San Jose, CA**

- **Relationship Banking Strategy**
  - A community business bank that offers a full range of banking services to small to medium sized businesses and their owners, managers and employees

- **Core Clientele**
  - Closely held businesses that are small to medium in size
  - Professionals
  - High net worth individuals

- **Specialty Expertise**
  - SBA lending and loan sales
  - Cash management
  - Non-profit organizations
    - Education
    - Churches
  - Homeowner associations
  - Commercial property and asset management



HERITAGE
COMMERCE CORP

Heritage Profile (continued)

- **Experienced management team with a proven track record**

- **Aggressive focus on managing credit risk**
  - High reserve to loan ratio
  - Skilled team in place to reduce problem assets

- **Well-positioned in three affluent counties in Northern California**
  - HTBK ranks fourth in asset size and deposit market share amongst regional banks headquartered in Santa Clara County or the San Francisco East Bay[1]

- **Solid Capital**

- **Strong relationships with local businesses yields an attractive core deposit base**

- **Balanced loan portfolio**

[1]*Source: FDIC deposit market share data as of 6/30/09 and SNL Financial.*

HERITAGE
COMMERCE CORP

Experienced Management Team

Management	Position	Years with HTBK	Years of Banking Experience
Walter T. Kaczmarek	President & CEO	4	29
Dan T. Kawamoto	EVP, Chief Administrative Officer	1	36
Lawrence D. McGovern	EVP, Chief Financial Officer	11	25
Michael R. Ong	EVP, Chief Credit Officer	1	36
Raymond Parker	EVP, Banking Division	4	30
Margaret A. Incandela	EVP, Credit Risk Management	3	22
Suzanne Zierman	SVP, Banking Operations Manager	13	29

- Over the past 18 months, HTBK has bolstered its management team with key hires in Credit and Operations
  - Michael R. Ong joined HTBK as EVP & CCO in September 2008
  - Dan T. Kawamoto joined HTBK as EVP & CAO in July 2009
- Regional Line Managers average over 20 years of experience in Market[1]

HERITAGE
COMMERCE CORP

(1) Market refers to Alameda, Contra Costa, and Santa Clara counties.

Heritage Snapshot

Heritage Bank of Commerce – 10 Branches


San Rafael
Pinole
Hercules
Concord
Oakley
San Pablo
Pleasant Hill
Clayton
Brentwood
Stockton
Richmond
El Cerrito
CONTRA COSTA
Albany
Tiburon
Lafayette
Mount Diablo
French Ca
Sausalito
Berkeley
Moraga
Danville
Byron Hwy
Emeryville
Piedmont
Tassajara
SAN JOAQUIN
Oakland
Alameda
Vasco Rd
San Francisco
San Ramon
Tracy
San Leandro
Lake Chabot
Daly City
Ashland
Dublin
Livermore
South San Francisco
San Lorenzo
Castro Valley
Pleasanton
Pacifica
Hayward
ALAMEDA
San Bruno
San Francisco Bay
Union City
Millbrae
Burlingame
Foster City
Fremont
San Antonio Reservoir
North Peak
San Mateo
Newark
CALIFORNIA
Crystal Springs Reservoir
San Carlos
Redwood City
Half Moon Bay
Menlo Park
SAN MATEO
Milpitas
Sierra Morena
Stanford
Palo Alto
STANISLAUS
Mountain View
Sunnyvale
Mount Hamilton
Los Altos
San Jose
Santa Clara
SANTA CLARA
Cupertino
Campbell
Saratoga
Coyote
Los Gatos
Lexington Reservoir
Calero Reservoir
Boulder Creek
Lake Elsman
Morgan Hill
Ben Lomond
Felton
Scotts Valley
SANTA CRUZ
Soquel
Gilroy
Santa Cruz

- **Financial Highlights 12/31/09**

Total Assets	$1.4	billion
Total Loans	$1.1	billion
Total Deposits	$1.1	billion
Total Stockholders' Equity	$172.3	million
CPP Preferred	$38.2	million
Tangible Common Equity	$87.2	million
TCE/TA	6.63%	
Leverage Ratio	10.05%	
Tier 1 RBC Ratio	11.59%	
Total RBC Ratio	12.86%	
Loans/Deposits	98.24%	
Yield on Earning Assets*	4.69%	
Cost of Funds*	1.14%	
Net Interest Margin*	3.61%	
Efficiency Ratio*	75.77%	

*For the quarter ended 12/31/09.

HERITAGE COMMERCE CORP

Market Share

- **Attractive footprint of 10 branch locations in the San Francisco East Bay Area & Silicon Valley**

- **Ranks fourth in its market[1] amongst Independent Community Banks headquartered in the San Francisco Bay Area**

Top Ten Regional Banks			
2009 Rank	**Bank**	**Branch Count**	**Deposits in Market ($000)**
1	Silicon Valley Bank	2	6,091,660
2	The Mechanics Bank	24	2,029,209
3	Fremont Bank	22	1,680,917
4	**Heritage Bank of Commerce**	**10**	**1,172,072**
5	United Commercial Bank	9	1,082,759
6	Bridge Bank, N.A.	2	708,413
7	Private Bank of the Peninsula	1	245,836
8	Bank of Alameda	6	217,793
9	Westamerica Bank	8	202,530
10	First Community Bank	2	162,923

Top National Franchises			
2009 Rank	**Bank**	**Branch Count**	**Deposits in Market ($000)**
1	Wells Fargo & Co. (CA)	169	29,259,129
2	Bank of America Corp. (NC)	144	26,893,633
3	JPMorgan Chase & Co. (NY)	97	8,497,546
4	Citigroup Inc. (NY)	64	7,224,675

Totals for Market [1]		
	Branch Count	**Deposits in Market ($000)**
	886	109,837,157

(1) Market refers to Alameda, Contra Costa, and Santa Clara counties. Source: SNL Financial as of June 30, 2009.

HERITAGE
COMMERCE CORP

Attractive Deposit Base

**Total Deposits:
$1.09 Billion**



CDARS
4%

Brokered Deposits
16%

DDA Non-interest
Bearing
24%

Time Deposits,
$100K & over
12%

Time
Deposits, under
$100K
4%

DDA Interest
Bearing
13%

Savings and Money
Market
27%

**Average Cost of
Deposits: 0.99%**

HERITAGE
COMMERCE CORP

Loan Portfolio

Gross Loan Portfolio: $1.07 Billion


C & I
40%
Consumer &
HELOC
6%
Land &
Construction
17%
Other
Real
Estate
1%
CRE -
Owner
Occupied
20%
CRE -
Investor
Properties
16%

Yield on Loans: 5.06%

HERITAGE COMMERCE CORP

C & I Portfolio

Total C & I Portfolio: $427.2 Billion


SBA
21%
Contractors 8%
Manufacturing
6%
Wholesale
Trade
4%
Finance /
Insurance
13%
Real Estate 6%
Professional
5%
Individual
25%
Other
12%

- Average C & I loan is $287,000

HERITAGE COMMERCE CORP

Commercial Real Estate Loans

Q4 2009



Owner Occupied (Office, Industrial, Retail, Other) 53%
Office - I/P 13%
Retail - I/P 9%
Light Industrial/ Warehouse/ R&D - I/P 10%
Mixed Use 3%
Other 12%

Total CRE Portfolio: $400.7 Million

- 53% of the CRE portfolio is Owner Occupied
- Average CRE loan is $1.35 million

HERITAGE COMMERCE CORP

(

Land & Construction Portfolio


Land - Residential To Be Developed 7%
Land - Residential Inventory 3%
Land - Commercial Use 7%
Construction - SFR O/O 4%
Construction - Detached "For Sale" 7%
Construction - Commerical IP 23%
HTBK, Construction - Other "For Sale" 19%
Construction - Commercial O/O 17%
Multi Family Apartments 13%

Total Land & Construction Portfolio: $182.9 Million

- Land & Construction Portfolio reduced approximately 29% since 12/31/08
- Average Land & Construction loan is $2.2 million

HERITAGE COMMERCE CORP

2010 Tactical Initiatives

- **Stay Focused on Customer - Relationship Banking Approach**

- **Increase C & I and SBA Market Share**
  - Grow organically

- **Aggressive Credit Risk Mitigation**
  - Reduce and manage CRE investor and construction & land loan concentration levels
  - Increased size of workout group – identified classified loan relationships transferred to workout group
  - Enhanced monitoring process of existing portfolios
    - Quarterly review of the loan portfolio credit quality with line units covering past due, portfolio trends, as well as potential & problem credits
    - Review land and construction portfolio monthly
    - Quarterly review of all CRE mortgages above $500 thousand
    - Monthly forecasting/strategy meeting on all classified loans, and a weekly meeting on NPAs
  - Real estate loans approved by Executive Loan Committee (≥ $500 thousand)

HERITAGE COMMERCE CORP

2010 Tactical Initiatives (continued)

- **Maintain Solid Capital Position**
  - Return to profitability
  - Manage balance sheet

- **Preserve Solid Liquidity Position**
  - Focus on Core Deposit Growth in Markets

- **Improve Net Interest Margin**
  - Increase loan rates – repricing
  - Decrease cost of funds by replacing higher priced brokered CDs with lower priced CDs
  - Decrease securities repurchase agreements

HERITAGE
COMMERCE CORP

Contact Information



Walter T. Kaczmarek
President and Chief Executive Officer
408.494.4500

Dan T. Kawamoto
Executive Vice President
Chief Administrative Officer
408.534.4935

Lawrence D. McGovern
Executive Vice President
Chief Financial Officer
408.494.4562

Corporate Headquarters
150 Almaden Boulevard
San Jose, CA 95113

NASDAQ: HTBK

HERITAGE
COMMERCE CORP